April 23, 2007

Room 4561

Mr. Michael L. Baur
Chief Executive Officer
Scansource, Inc.
6 Logue Court
Greenville, SC 29615

>   **Re: Scansource, Inc.**
>   **Form 8-K Filed April 20, 2007**
>   **File No. 000-26926**

Dear Mr. Baur:

We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on April 30, 2006

Item 4.02(a) Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.   Please amend your Form 8-K to state clearly whether you have concluded that your financial statements for periods prior to those included in your fiscal 2006 annual report should not be relied upon. Your current disclosure indicating that "perhaps" these financial statements should not be relied upon is not sufficiently specific regarding the status of those financial statements within the context of the Item 4.02(a) of Form 8-K.

* * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or the undersigned at (202) 551-3451 if you have any questions regarding this comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief